EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Years Ended December 31,
	2001	2000(2)	1999(2)	1998(2)	1997(1)(2)
Earnings from operations	$175,397	$176,466	$169,339	$134,571	$24,686
Add:
Interest expense	141,907	145,173	121,494	83,350	61,153

Earnings as adjusted	$317,304	$321,639	$290,833	$217,921	$85,839

Combined fixed charges and Preferred Unit distributions:
Interest expense	$141,907	$145,173	$121,494	$83,350	$61,153
Capitalized interest	20,294	24,317	31,912	29,942	17,606

Total fixed charges	162,201	169,490	153,406	113,292	78,759

Preferred Unit distributions	22,277	25,340	23,733	20,938	19,384

Combined fixed charges and Preferred Unit distributions	$184,478	$194,830	$177,139	$134,230	$98,143

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.7	1.7	1.6	1.6	0.9

(1)
Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring Archstone’s REIT and property management companies from Security Capital. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Unit distributions by $12.3 million for the year ended December 31, 1997. Excluding the charge, the ratio of earnings to combined fixed charges and Preferred Unit distributions for the year ended December 31 1997 would be 1.6.

(2)
In October 2001, Archstone was reorganized into an UPREIT structure and was renamed Archstone-Smith Operating Trust. All periods prior to the reorganization have been recast as if Archstone-Smith Operating Trust were an UPREIT for all periods presented.